(Check One): ☑ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 0-28450 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: NETOPIA, INC.

Former name if applicable

Address of principal executive office (Street and number) 6001 Shellmound Street, 4th Floor

City, state and zip code Emeryville, CA 94608

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously announced on July 22, 2004, Netopia’s Audit Committee initiated an inquiry into Netopia’s accounting and reporting practices, including the appropriateness and timing of revenue recognition of software license fees in two transactions with a single software reseller customer. Netopia’s Audit Committee, composed of independent outside directors, retained outside counsel to conduct the inquiry, which counsel worked with Netopia and Netopia’s independent auditors.

As previously announced on September 16, 2004, on September 10, 2004, KPMG LLP (“KPMG”), which had served as Netopia’s independent registered public accounting firm, was resigning such engagement effective as of such date. At the time of its resignation, KPMG also advised Netopia that, based on information provided to KPMG by Netopia’s audit committee, in KPMG’s view, the audited financial statements for the fiscal year ended September 30, 2003 should no longer be relied upon.

Netopia also announced on September 16, 2004 that it has decided to restate its financial statements for the fiscal quarter ended June 30, 2002 and for each subsequent fiscal quarter and fiscal year through March 30, 2004 and will revise previously released preliminary financial results for the quarter ended June 30, 2004. These adjustments to Netopia’s results of operations and balance sheet relate to the appropriateness and/or timing of revenue recognition relating to the two transactions with the software reseller referred to above.

As previously announced on October 6, 2004, on September 30, 2004, Netopia’s Audit Committee engaged Burr, Pilger & Mayer LLP (“BPM”) as Netopia’s independent accountant. As Netopia’s independent accountant, BPM is auditing Netopia’s consolidated financial statements for the fiscal years ended September 30, 2004, 2003 and 2002. As previously announced on October 21, 2004, Netopia’s former Chief Financial Officer resigned effective October 29, 2004, and Netopia appointed a new Interim Senior Vice President and Chief Financial Officer effective October 21, 2004.

As a result of the unexpected resignation of KPMG, the resignation of Netopia’s former Chief Financial Officer and the appointment of a new Interim Chief Financial Officer, and the scope of work being performed by BPM to audit Netopia’s consolidated financial statements for the fiscal years ended September 30, 2004, 2003 and 2002, including the need to restate previously issued financial statements, it is not practical for Netopia to file its annual report on Form 10-K for the fiscal year ended September 30, 2004 in a timely manner on December 15, 2004. Netopia is working to complete as expeditiously as possible the financial statements for the fiscal year ended September 30, 2004 and the restated financial statements for the fiscal years ended September 30, 2003 and 2002.

Upon completion of these financial statements, Netopia will file its quarterly report on Form 10-Q for the third quarter of fiscal 2004, which was due on August 16, 2004, and its annual report on Form 10-K for the fiscal year ended September 30, 2004, which is due on December 15, 2004. In addition, Netopia expects to file at that time any amendments to prior filings if required.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark H. Perry	(510) 420 - 7400
(Name)	(Area Code)(Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐  Yes    ☑  No

As described above, as a result of the inquiry into Netopia’s accounting and reporting practices and the resignation on September 10, 2004 of KPMG as Netopia’s auditors, Netopia did not file its quarterly report on Form 10-Q for the third quarter of fiscal 2004, which was due on August 16, 2004. Netopia will not file this Form 10-Q until Netopia is able to secure appropriate review by BPM, which on September 30, 2004 became Netopia’s new external auditors.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, and as previously disclosed on September 16, 2004, as a result of the inquiry into Netopia’s accounting and reporting practices, Netopia will restate its results of operations for the fiscal year ended September 30, 2003. As a result of the unexpected resignation of KPMG, the resignation of Netopia’s former Chief Financial Officer and the appointment of a new Interim Chief Financial Officer, and the scope of work being performed by BPM to audit Netopia’s consolidated financial statements for the fiscal years ended September 30, 2004, 2003 and 2002, including the need to restate previously issued financial statements, it is not practical for Netopia to provide an explanation of any additional adjustments to previously issued financial statements at this time. Netopia is working to complete as expeditiously as possible the financial statements for the fiscal year ended September 30, 2004 and the restated financial statements for the fiscal years ended September 30, 2003 and 2002.

The statements above in Part III and Part IV regarding Netopia’s revenue recognition and financial results, the nature and scope of accounting adjustments for the software transactions previously disclosed or for additional items, the timing of making certain public filings, and any other expectations or anticipated events are “forward looking” within the meaning of the securities laws and regulations. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially. For example, Netopia may determine that it should make further accounting adjustments for the software transactions previously disclosed or for additional items, which may increase the amount of any necessary restatements or adjustments.

Netopia, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2004	By:	/s/ Mark H. Perry
	Name:	Mark H. Perry
	Title:	Interim Senior Vice President and Chief Financial Officer